Filed by Allied World Assurance Company Holdings, AG
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545

Allied World Assurance Co. Holdings AG Company▲	AWH Ticker▲	Q2 2011 Earnings Call Event Type▲	Aug. 4, 2011 Date▲

PARTICIPANTS
Corporate Participants
Keith J. Lennox — Investor Relations Officer
Scott A. Carmilani — Chairman, President & Chief Executive Officer
Joan H. Dillard — Chief Financial Officer & Executive Vice President
Marshall J. Grossack — Chief Actuary & Executive Vice President
Other Participants
Dan Farrell — Managing Director, Sterne, Agee & Leach, Inc.
Ronald D. Bobman — Principal, Capital Returns Management LLC
Sarah Elizabeth DeWitt — Associate Analyst, Barclays Capital, Inc.
Matthew J. Carletti — Managing Director & Senior Analyst, JMP Securities LLC
Dean Evans — Research Analyst, Keefe, Bruyette & Woods, Inc.
MANAGEMENT DISCUSSION SECTION
Operator: Good morning, and welcome to the Allied World Assurance Company’s Second Quarter of 2011 Earnings Conference Call and Webcast. All participants will be in listen-only mode. [Operator Instructions] Please note, this event is being recorded.
I would now like to turn the conference over to Keith Lennox, Investor Relations Officer. Mr. Lennox, please go ahead.
Keith J. Lennox, Investor Relations Officer
Thank you. Good morning, everyone. Our press release and financial supplements were issued last night after the market closed, and we’ve also posted our 2010 Global Loss Triangles. If you’d like copies of any of these items, please visit the Investor Relations section of our website at www.awac.com. Today’s call will also be available through August 18 on our website and as a teleconference replay. The dial-in information for this replay is included in our earnings press release.
Our speakers this morning are Scott Carmilani, Allied World’s President and Chief Executive Officer; and Joan Dillard, the company’s Chief Financial Officer. And also with us this morning to assist with questions are several other members of our management team.
Before we begin, I would note that statements made during the call may include forward-looking statements within the meanings of the U.S. federal security laws. Forward-looking statements are subject to a number of uncertainties and risks that could significantly affect the company’s current plans, anticipated actions, and its future financial condition and results.
These uncertainties and risks include, but are not limited to, those disclosed in the company’s filings with the Securities and Exchange Commission. Forward-looking statements speak only to
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co. Holdings AG Company▲	AWH Ticker▲	Q2 2011 Earnings Call Event Type▲	Aug. 4, 2011 Date▲

the date they are made and the company assumes no obligation to update or revise any forward-looking statements in light of new information, future events or otherwise.
Additionally, during the call, management will discuss certain non-GAAP financial measures within the meaning of the U.S. federal security laws. For more information and a reconciliation of these measures to the most directly comparable GAAP financial measures, please refer to our earnings press release which was issued last night and is available on our website.
Finally, please note that the following communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. We urge investors and security holders to read the registration statement on Form S-4, which was filed by Allied World on July 8, 2011 with the SEC, including a preliminary joint proxy statement/prospectus and all other related documents filed with the SEC or sent to shareholders as they become available because they will contain important information about the proposed merger with Transatlantic.
Allied World, Transatlantic and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger with Transatlantic. Information regarding these directors and executive officers and the interest of these participants can be found in Allied World’s and Transatlantic’s most recent proxy statements filed with the SEC, in the joint proxy statement/prospectus, and in other related materials to be filed with the SEC regarding the proposed merger of Transatlantic.
With that now complete, I can turn the call over to Scott.
Scott A. Carmilani, Chairman, President & Chief Executive Officer
Thanks, Keith and good morning everybody. We are again making our call from our Swiss headquarters in Zug, Switzerland where we have just completed our second quarter board meetings.
Let me start by saying, we had another strong quarter and despite some storm activity, we’re pleased to have grown book value by 3.3% for the quarter. Our shareholders continue to be our top priority, and we believe as Warren Buffett once said and I quote “Book value, understated though it is, supplies the most useful tracking device for changes in intrinsic value.”
We also believe this is a key driver for executive performance for many in our industry and our industry competitors.
As many of you know this July marked our fifth anniversary as a public company. And I would like to take a moment to review a couple of the company’s most proudest accomplishments before we getting into the details of the quarter.
I think it’s particularly appropriate to do so in light of the recent misleading and inappropriate comments made about our company. We are very proud since going public that we have increased our book value per share by almost 2.5 times accounting for our dividends. Our operating annual ROE for the past 20 quarters, since becoming public has been an impressive 17.1%.
Our total shareholder retained — shareholder returns, excuse me, from our IPO through last night’s close is 71%. On an annualized basis, that’s 11% over that time period. To date, we’ve returned almost $1.6 billion of capital to our shareholders through the vehicles of dividends and share and warrant repurchases. All of these measures have put us at the top tier of our peer group and reflect favorably on the management decisions we’ve made to date.
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co. Holdings AG Company▲	AWH Ticker▲	Q2 2011 Earnings Call Event Type▲	Aug. 4, 2011 Date▲

Allied World has built a true franchise with broad specialty product capabilities, strong distribution relationships, and a team of professionals that are well respected throughout the industry. We’ve done this through a combination really, of organic growth, strategic hiring of teams and people, and a significant acquisition. All of these decisions have been made within the framework of our strategic vision to be a disciplined leading specialty insurer and reinsurer built to effectively compete and manage through the industry cycles with flexibility.
We have executed on all of these things seamlessly, and we believe our operating results have spoken for themselves. I mention this, because it is the same strategic vision that has led us to the plan and execute on the upcoming merger of equals with Transatlantic. Transatlantic is a real global reinsurance business with a meaningful franchise value beyond the more recently-formed competitors. We remain excited about this combination of our two unique franchises and see significant market opportunities, significant capital flexibility, and the financial strength when TransAllied comes together.
We’re also pleased with the almost universally positive feedback we have been receiving from our brokerage and distribution community on our merger. One reflection of the company’s achievements is in the form of the ratings, and we are happy to report that our company’s financial strength rating was recently upgraded by S&P to A. They reported that upgrade reflects our strong operating performance, our strong capital position, and now additionally have assessed our enterprise risk management at a strong level as well.
As you’ll note from our accomplishments, we continue to manage our business with an appreciation of risk we’ve undertaken both in our underwriting and in our investment portfolios, and it is gratifying to have this reflected in our ratings.
We are also pleased that the combination or the combining of the Transatlantic and Allied World would potentially further enhance our credit profile as evidenced by both Moody’s and S&P placing ratings under their respective forms of credit watch for possible upgrade at the completion of this transaction. We see the stronger ratings as an additional competitive advantage.
Let us now turn to the Allied World results for the quarter where we should be focused. Second quarter of 2011 was a strong one for the company, another one. Despite the tornadoes in the Southern United States and some adjustments for the first-quarter catastrophes, our net income for the quarter was an impressive $93.8 million, again benefiting from some realized gains from our investment portfolio and continued favorable development in our loss reserves. Additionally, our operating income was $44.2 million or $1.11 per diluted share for the period.
We are pleased to start to see the fruits of many of our new product initiatives take hold. Gross premiums for the company are up 5% for the second quarter as a result of these new products offerings and our expansion efforts. We continue to have success in managing our overall risk portfolio and its diversity through the business mix shifts into the more specialty products.
Over half of our business is now generated through the insurance and reinsurance operating platforms in the United States. And our insurance segment in the U.S. now accounts for 40% of the company’s business at almost $800 million in gross premiums for the last trailing 12 months, premiums in the U.S. segment are up 20% for the quarter with strong contributions from our healthcare and E&O businesses.
We’ve also begun to make inroads in our new specialty products, including our Defense Base Act liability products, environmental and Inland Marine initiatives. As we’ve said in the past, not all property and casualty business is the same and these products further diversify our company’s portfolio and better our mix.
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co. Holdings AG	AWH	Q2 2011 Earnings Call	Aug. 4, 2011
Company▲	Ticker▲	Event Type▲	Date▲
Premiums in our international insurance segment, which include our Bermuda operation, were also up 6% for the quarter, 6.5% to be exact. These increases were due to the launch of our SME Professional Lines and international trade credit initiatives that we started back in 2010, which are starting to show some traction as well as increased participation on several large healthcare accounts.
As we’ve said many times, our leading healthcare franchise has been among the strongest ROE contributors to the company over our nearly 10 years of history and that continues to perform well.
Premiums in our reinsurance segment were down 16% for the quarter but I need to point out are up 6.5% on a year-to-date basis. The decrease for the quarter was due to us non-renewing some large accounts out of both our Bermuda and our U.S. reinsurance platforms, which did not meet our thresholds so we manage our volatility and our expectation there.
We did write some new business in our global marine and crop divisions, which is a big reason for this segment being up year-to-date.
As for market conditions, property cat rates have increased in the global regions impacted by catastrophes over the last 18 months and in some cases are up 60% to 75%. In catastrophe exposed regions in the U.S., rates are up a more modestly 10%. Casualty business has remained very competitive, but rates have clearly started to bottom across many lines, and now we’re able to even get some increases in certain classes of businesses we underwrite. Notwithstanding that, we are disappointed that some carriers are still willing to relax terms and provide for guaranteed renewals or multi-year deals. We continue to resist the easing of terms and conditions, and have maintained our underwriting discipline and selectivity.
Let me stop here for a while and turn the call over to Joan Dillard to discuss our financial aspects for the quarter in more detail. And then I’ll come back and make some closing commentary, and then join the Q&A. Joan?
Joan H. Dillard, Chief Financial Officer & Executive Vice President
Thanks, Scott. Good morning. The company is reporting $93.8 million or $2.36 per diluted share of net income in the second quarter 2011, which is down from the $184 million reported in the second quarter of 2010.
Net income for the quarter benefited from $111.2 million of investment returns and $9.3 million of underwriting income. For the first half of 2011, the company recorded $102.4 million or $2.57 per diluted share of net income, down from $317.7 million in the first half of last year.
This decrease is due to the increased catastrophe activity this year combined with lower investment returns for the period. On an operating basis, we reported operating income of $44.2 million or $1.11 per diluted share for the second quarter 2011 compared to operating income of $95.7 million or $1.80 per diluted share in 2010. This downward swing was mainly driven by catastrophe activity in the quarter.
For the first half of 2011, we recorded $2.9 million or $0.07 per diluted share operating income, down from $157 million in the first half of last year, again due to increased catastrophe activity and lower investment income this year. During the quarter, we reported $67.5 million in loss and loss expenses from catastrophes, which include $43 million from U.S. weather-related events and $24.5 million in additional loss development from first quarter global catastrophes. These losses reduced operating income by $1.70 per diluted share for the quarter, and that’s on a pre-tax basis.
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co. Holdings AG	AWH	Q2 2011 Earnings Call	Aug. 4, 2011
Company▲	Ticker▲	Event Type▲	Date▲
Despite the catastrophe losses, we still generated an underwriting profit for the quarter of $9.3 million driven by $55.2 million of net favorable prior-year loss emergence and non-catastrophe underwriting income from the current accident years. This compares to underwriting income of $44.8 million in the second quarter last year, which included $64.1 million of net favorable loss emergence.
Our reported loss ratio of 66.4% for the second quarter 2011, which was impacted by 19 points of catastrophe activity but also was benefited by 15.8 points of what was primarily net positive reserve development. Absent these items, our accident year loss ratio for the quarter was 63.2%.
As you also saw in our press release, we have again published our Loss Triangles at a line of business level. This year we’ve also added disclosure that shows our IBNR allocated to each line of business and also by year. We believe this shows investors and other interested parties the continued maintenance of our conservative loss reserving philosophy that has really consistently rewarded the long-term shareholders of Allied World.
Our carried loss reserves remain above the midpoint of our actuarial range, and focusing on the most recent five years, we continue to hold significant IBNR above the case reserves incurred to date.
We believe the passage of time is important to allow appropriate seasonings of each accident year before we make meaningful adjustment towards case incurred levels.
Our total investment returns for the second quarter was $99.9 million or 1.3% of average invested assets and includes net investment income of $52.4 million and $58.9 million in net realized investment gains, but offset by a $11.3 million reduction of accumulated other comprehensive income due to net unrealized losses.
During the quarter, we continued to diversify the portfolio of risk by increasing our equity exposure and alternatives by approximately $200 million. As the 10-year treasury rates fell below 3%, we further decreased our duration from 2.8 to 2.3 years, the lowest it’s been since we’ve gone public. By the way we lowered the duration after we got the benefit of declining rates throughout most of the quarter as evidenced by our positive total returns.
Wrapping up our results, our expense ratio was 31.0% for the quarter compared to 31.3% for the second quarter 2010. The general and administrative expense ratio was 18.9% for the quarter, down from 20.1% in the prior period. This decline is partially due to the increase in our earned premiums for the period, combined with the decrease in our performance-based incentive compensation this year, because of the increased catastrophe losses, but it also reflects our ongoing expense management initiatives.
The expenses for the quarter also include $2.6 million related to our upcoming merger with Transatlantic. Excluding these costs, our general and administrative expense ratio would have been 18.2% for the quarter. Our combined ratio for the second quarter 2011 was 97.4% compared to 87% for the same period last year primarily due to the catastrophe activity.
Finally, let me mention that our share repurchase program was suspended in the second quarter as we were completing our merger agreement with Transatlantic. Under the terms of the merger agreement, we won’t be purchasing any shares until the merger is complete. However, we have $200 million remaining under our share buyback authorization, and we’re eager to resume our active capital management when we complete the merger.
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co. Holdings AG	AWH	Q2 2011 Earnings Call	Aug. 4, 2011
Company▲	Ticker▲	Event Type▲	Date▲
We can report that our recently increased dividend of $0.375 per share on a quarterly basis will be payable tomorrow. Our annualized dividend yield is now 2.7% for Allied World shareholders, and upon the closing of the merger, Transatlantic shareholders will enjoy an increase in dividend of approximately 50%.
With that, let me turn it back to Scott.
Scott A. Carmilani, Chairman, President & Chief Executive Officer
Thanks, Joan. This quarter has highlighted our key management initiatives along with our performance. Actively managing our investment portfolio, controlling our expenses, prudently establishing our loss reserves, and vigorously controlling our cat exposures have been the defining characteristics of our company and continue to underlie our strong results and future prospects.
As for the TransAllied merger, you’ve seen our releases over the past few weeks, and we remain committed to closing this merger in the fourth quarter of this year. Let me also again reiterate the superiority of our merger. Whether it’s property cat writing flexibility, financial strength, investment leverage, global reach, operating synergies, or structural flexibility, we are confident that the TransAllied and all of its size creates the better option for its shareholders and our clients. This merger will create a truly formidable global insurance and reinsurance franchise, and improves our ability to compete through all phases of our industry and the industry market cycles.
We have an integrated — we have integrated our management — we have an integrated management team in place and a plan all mapped out. I really want to commend these people for staying focused on our goal to operate as one entity. I’m impressed by the individual and group efforts of these folks and their commitment to realize our common vision in Q4 of this year.
My last comment is about reputation. People wiser than I in the past and in the present have told me that reputations are earned through one’s actions over time, not through declared campaigns. We remain focused on our shareholders, our clients, and our employees. This is the guiding principle of what makes Allied World a great franchise and a great company to work with.
With that, I’m going to open it up to questions.
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co.
Holdings AG	AWH	Q2 2011 Earnings Call	Aug. 4, 2011
Company▲	Ticker▲	Event Type▲	Date▲
QUESTION AND ANSWER SECTION
Operator: Thank you. [Operator Instructions] Our first question is from Dan Farrell of Sterne Agee.
<Q — Dan Farrell — Sterne, Agee & Leach, Inc.>: Thank you and good morning. Just some questions on the general casualty segment and growth there, that area obviously encompasses a lot of different product lines and some of them are very specialty classes. I was just wondering if you could talk a little bit about which lines are driving the growth in that area? Whether it’s your new marine division or environmental liability? Just a little more color around that please?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: Yeah, sure Dan, this is Scott. It’s a mixture of a lot of things, but I’ll give you the focus. Defense Based Act liability, of which there are very few competitors and approved markets by the Department of Labor is a — has been a big driver of that. We’ve been quite successful in that area. Environmental liability has also been a contributor.
And on the construction side, believe it or not, some of the infrastructure projects that we’ve been working on have come to fruition and we’ve been building up market presence in that as well. I think I mentioned earlier in my comments, healthcare continues to do well.
Some of that increase is also coming from property, where rates are up, 10% plus, as I mentioned, in some of the cat exposed areas, and there has been some continued improvement in that business. So we’ve seen increased premium in that area, but not necessarily taken on the increased exposure.
<Q — Dan Farrell — Sterne, Agee & Leach, Inc.>: Okay. Thank you. And then just one other question, on the realized gains and losses in the quarter, how much of that, or what part of that was related to the hedge fund and private equity investments, because you guys don’t run that through your operating income line?
<A — Joan Dillard — Chief Financial Officer & Executive Vice President>: No, we don’t. We do run the — we do run those through the realized gain and loss lines. And let’s — let me just give you a feel for the amount of — those that are related to the sales and are related to mark-to-market adjustments, because both of those go through realized gains and losses. So just on the pure gain from sales, there was — there’s $1 million that was related to the hedge fund, and on the mark-to-market adjustments, $2.7 million. So there’s $3.7 million that were related to the hedge funds that went through realized gains.
<Q — Dan Farrell — Sterne, Agee & Leach, Inc.>: Okay. Thank you very much.
Operator: [Operator Instructions] Our next question comes from Ron Bobman of Capital Returns.
<Q — Ronald Bobman — Capital Returns Management LLC>: Thank you. This is a short line. I had a question about the professional liability. I was curious to know about the loss developments, if any, in your back years of writings. And if you would maybe update us on the, in particular, some of the private equity exposure that you took some additions on, I think, it was a couple of quarters ago, if those additions are — have remained stable? Thanks and best of luck.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: Thanks. Marshall Grossack is here. He is our Chief Actuary. I’m going to ask him to just give you some update on where we are with our professional liability development.
<A — Marshall Grossack — Chief Actuary & Executive Vice President>: Yeah, first of all, I’ll answer the second part of your question first, which is the private equity. There’s really no new
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co.
Holdings AG	AWH	Q2 2011 Earnings Call	Aug. 4, 2011
Company▲	Ticker▲	Event Type▲	Date▲
news since last quarter. So that’s pretty much unchanged. We feel like we’re in a good position there. On the rest of professional lines, it’s kind of two-fold. On the reinsurance side of professional lines, we are continuing to a see favorable development pretty much across all of our years and overall, we actually took down about $13 million this quarter. On the direct professional lines we ended up increasing it by $3 million. We did have a little loss activity in 2008. So that’s kind of what happened.
<Q — Ronald Bobman — Capital Returns Management LLC>: Thanks. I appreciate it.
Operator: Our next question comes from Sarah DeWitt of Barclays Capital.
<Q — Sarah DeWitt — Barclays Capital, Inc.>: Hi, good morning. I wanted to —
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: Good morning.
<A — Joan Dillard — Chief Financial Officer & Executive Vice President>: Hi, Sarah.
<Q — Sarah DeWitt — Barclays Capital, Inc.>: I wanted to follow up on the top line growth in U.S. insurance. Could you elaborate on how you’re gaining market share in that business in what’s largely a soft P & C market without having to cut the price?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: Yeah. Sarah, this is Scott. I wouldn’t say we’ve gained a lot of market share in that business. We’re not talking about billions of dollars here. We’re talking about millions of dollars. And a lot of this is coming from new products and diversity of our existing portfolio, it’s not from trying to gain market share in the standard casualty marketplace. It’s from specialty product niches and markets that we’ve been targeting and pursuing, very specifically I mentioned a few. Defense Base Act liability cover is one, environmental is another, infrastructure construction product is another, to name a few — to name three in the casualty related space, I wouldn’t call it specific casualty.
We’ve grown somewhat in the small account professional liability space. $9 million of it comes from our healthcare initiatives, $3 million comes from small account E&O business, and the rest of it’s sort of a mixture of — mix and match of other things.
<Q — Sarah DeWitt — Barclays Capital, Inc.>: Okay, great. Thank you.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: You’re welcome.
Operator: [Operator Instructions] Our next question comes from Matt Carletti of JMP Securities.
<Q — Matthew Carletti — JMP Securities LLC>: Thanks. Good morning. I just had a question on the reinsurance segment, the — I guess a little bit of shrinkage in the quarter. If I’m reading the supplement right, in the pie charts, it looks like it was driven by professional liability and kind of cross referencing that, Scott, with your comments which I think related to some large contracts that were non-renewed in the quarter, do you think that’s more of a kind of a one-time related to those large contracts or is this more of a trend based on the conditions in those lines that we should expect to see professional liability exposure remain down on a go-forward basis?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: Well, now let me start by saying, you’re right on point and your research is very accurate. And for the rest of the group, we have published our Loss Triangles in this period, so you’ll see that as well, if you’re looking for that.
Yeah, it is from reinsurance and professional liability treaties, and it’s hard to say whether it’s a trend, but these are rather large players in that marketplace that were looking to leverage the
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co.
Holdings AG	AWH	Q2 2011 Earnings Call	Aug. 4, 2011
Company▲	Ticker▲	Event Type▲	Date▲
industry for a higher ceding commissions, which we felt made the business unprofitable looking forward.
So we were not agreeable to grant higher ceding commissions and/or allow them to continue to deteriorate on the overall portfolio. They thought they could get it done without us, we told them to go ahead and do so, and that’s how it played out.
<Q — Matthew Carletti — JMP Securities LLC>: Okay very — that was very helpful. Thanks.
Operator: Our next question comes from Dean Evans of KBW.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Yes, thanks. Scott, most of my questions have been answered at this point. I guess, I was first wondering, could you give a little more detail on the commutation on the U.S. insurance side, I am not sure if I missed that in the prepared commentary?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: Sure. Go ahead, Joan.
<A — Joan Dillard — Chief Financial Officer & Executive Vice President>: Yeah, I can do that. It was a commutation of a ceded treaty, so it did affect earned premium as well as losses, but on a net effect, it was a benefit to us in the quarter of about 0.3 points on the loss ratio or about $900,000.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: Let me explain them a little bit, Dean. They are older-year treaties, pre-2005 where they were swing rated and they had an optionality for us to commute them had we agreed that that we saw a lot more profitability than we would otherwise cede because they are excessive of loss kind of treaties. So as we saw that and as we evaluated it, and we really evaluated it, we saw a more profit than loss in it, and we decided to commute them.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Okay. So I think if I’m remembering correctly, it sounds somewhat similar to the same issue that you had about a year ago?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: That’s right.
<A — Joan Dillard — Chief Financial Officer & Executive Vice President>: That’s right.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: This is the subsequent year of the same kind of activity. And there is another one to look at next year.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Okay, that’s a good heads-up. Second, and I am not sure if this is interrelated at all, I guess, my guess would be no, but even with the $2.5 million of merger-related expenses, it seems like the expense ratio was mainly a tick below what the recent run rate has been.
Is there anything one-off in there, is there anything that we should be thinking about on the expense side or is it just kind of a natural kind of reduction in expenses from some of the build-up we’ve seen?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: Well, that’s right. As the premium is earned for some of the investments we’ve made in our businesses, we’ve always said and we consistently have said that our goals is to get into the low 30% range or below as a combined entity and as our targeted goal. We continue to work towards that, and even though that
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co.
Holdings AG	AWH	Q2 2011 Earnings Call	Aug. 4, 2011
Company▲	Ticker▲	Event Type▲	Date▲
we’re working towards that, we believe and think we’re correct in stating that we’re at the low end of the specialty peer group, and we’re managing that as best we can.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Okay. So it’s just sort of a — this is a normal progression that we should expect to see going forward?
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: Yeah.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Okay.
<A — Scott Carmilani — Chairman, President & Chief Executive Officer>: There is no anomaly that that dropped the expense down by any particular number, if that’s what you’re looking for.
<Q — Dean Evans — Keefe, Bruyette & Woods, Inc.>: Okay.
Operator: [Operator Instructions] At this time, I’m showing no further questions. This concludes our question-and-answer session. I would like to turn the conference back over to Scott Carmilani for any closing remarks.
Scott A. Carmilani, Chairman, President & Chief Executive Officer
Okay. Well, thank you very much. And thank you for everyone’s time. We look forward to seeing you in the future. Have a great day.
Operator: Thank you. The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect and have a great day.
Additional Information about the Proposed Merger and Where to Find It
This communication contains certain information relating to a proposed merger between Allied World and Transatlantic Holdings, Inc. (“Transatlantic”). In connection with the proposed merger, Allied World has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement/prospectus that provides details of the proposed merger and the attendant benefits and risks. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Allied World or Transatlantic may file with the SEC or send to their shareholders in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus, and all other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus) or sent to shareholders as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com; or by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Participants in the Solicitation
Allied World, Transatlantic and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders. Information about
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet

Allied World Assurance Co.
Holdings AG	AWH	Q2 2011 Earnings Call	Aug. 4, 2011
Company▲	Ticker▲	Event Type▲	Date▲
Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.
Cautionary Statement Regarding Forward-Looking Statements
Any forward-looking statements made in this communication reflect Allied World’s current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Allied World’s or Transatlantic’s shareholder approval or the failure to satisfy other conditions to completion of the merger, including receipt of regulatory approvals; risks that the proposed transaction disrupts each company’s current plans and operations; the ability to retain key personnel; the ability to recognize the benefits of the merger; the amount of the costs, fees, expenses and charges related to the merger; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of Allied World’s loss reserves; Allied World or its non-U.S. subsidiaries becoming subject to significant income taxes in the United States or elsewhere; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors, and other factors identified in Allied World’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Allied World is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.
Disclaimer
The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.
THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.
The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2011. CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.
www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet